EXHIBIT 99.6
Financial Statements
WilPro Energy Services (PIGAP II) Limited
Years ended December 31, 2004 and 2003

WilPro Energy Services (PIGAP II) Limited
Financial Statements
Years ended December 31, 2004 and 2003

Report of Independent Auditors
To the Shareholders and Board of Directors
WilPro Energy Services (PIGAP II) Limited
We have audited the accompanying balance sheets of WilPro Energy Services (PIGAP II) Limited as of December 31, 2004 and 2003, and the related statements of income and comprehensive income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WilPro Energy Services (PIGAP II) Limited at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.
/s/ ERNST & YOUNG LLP
April 22, 2005

WilPro Energy Services (PIGAP II) Limited
Balance Sheets

	December 31
	2004	2003

Assets
Current assets:
Cash and cash equivalents	$94,557	$127,566
Restricted cash and cash equivalents	48,651,973	30,199,503
Accounts receivable:
Trade — PDVSA Petroleo, S.A.	15,380,796	6,978,895
Other	883,571	2,187,154
Prepaid taxes	1,974,322	2,369,859
Prepaid expenses	1,158,204	999,398

Total current assets	68,143,423	42,862,375

Restricted cash and cash equivalents	18,766,602	18,520,185
Property, plant and equipment, net	264,815,191	280,637,005
Deferred financing costs	25,952,140	27,974,446
Derivative asset	1,244,132	2,745,108
Other assets	339,711	—

Total assets	$379,261,199	$372,739,119

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable:
Trade	$1,420,924	$4,300,756
Affiliates	365,281	4,921,552
Other	338,229	212,971
Value-added tax payable	1,927,279	768,624
Foreign taxes payable	—	529,805
Accrued liabilities	534,983	1,089,719
Notes payable due within one year	22,310,000	22,310,000
Accrued interest	2,981,642	2,166,388
Deferred revenue	521,519	521,519

Total current liabilities	30,399,857	36,821,334

Notes payable	185,380,000	207,690,000
Deferred revenue	8,735,443	9,256,962
Deferred foreign income tax	15,385,000	9,372,000

Shareholders’ equity:
Common stock, class A, $1 par value, 35,000 shares authorized, 70 shares issued and outstanding	70	70
Common stock, class B, $1 par value, 15,000 shares authorized, 30 shares issued and outstanding	30	30
Additional paid-in capital	101,914,330	101,914,330
Retained earnings	38,803,342	8,050,622
Accumulated other comprehensive loss — net loss on cash flow hedge instruments	(1,356,873)	(366,229)

Total shareholders’ equity	139,360,899	109,598,823

Total liabilities and shareholders’ equity	$379,261,199	$372,739,119

See accompanying notes.

WilPro Energy Services (PIGAP II) Limited
Statements of Income and Comprehensive Income

	Years ended December 31,
	2004	2003

Revenues	$85,767,089	$85,276,221

Operating expenses	12,824,040	11,357,396
Depreciation	15,995,101	15,987,685
General and administrative expenses	7,001,345	6,955,201

Total costs and expenses	35,820,486	34,300,282

Operating income	49,946,603	50,975,939

Other income (expense):
Interest expense	(12,281,461)	(2,368,287)
Foreign currency transaction gain/(loss), net	(854,915)	348,803
Other income, net	465,493	383,533

	(12,670,883)	(1,635,951)

Income before foreign income tax	37,275,720	49,339,988
Provision for foreign income tax	6,523,000	6,464,000

Net income	30,752,720	42,875,988

Other comprehensive loss — unrealized loss on cash flow hedging (net of income tax benefit of $510,000 in 2004 and $189,000 in 2003)	(990,644)	(366,229)

Comprehensive income	$29,762,076	$42,509,759

See accompanying notes.

WilPro Energy Services (PIGAP II) Limited
Statements of Shareholders’ Equity

					Accumulated
			Additional		Other
	Common Stock		Paid-In	Retained	Comprehensive
	Class A	Class B	Capital	Earnings	Loss	Total

Balance, December 31, 2002	$70	$30	$101,914,330	$21,890,248	$—	$123,804,678

Net income	—	—	—	42,875,988	—	42,875,988

Other comprehensive loss	—	—	—	—	(366,229)	(366,229)

Dividends	—	—	—	(56,715,614)	—	(56,715,614)

Balance, December 31, 2003	70	30	101,914,330	8,050,622	(366,229)	109,598,823

Net income	—	—	—	30,752,720	—	30,752,720

Other comprehensive loss	—	—	—	—	(990,664)	(990,644)

Balance, December 31, 2004	$70	$30	$101,914,330	$38,803,342	$(1,356,873)	$139,360,899

     See accompanying notes.

WilPro Energy Services (PIGAP II) Limited
Statements of Cash Flows

	Years ended December 31,
	2004	2003

Operating activities
Net income	$30,752,720	$42,875,988
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	15,995,101	15,987,685
Amortization of deferred costs	2,212,347	—
Deferred foreign income tax expense	6,523,332	5,933,663
Changes in operating assets and liabilities:
Accounts receivable	(7,098,318)	4,145,319
Value-added tax payable	1,158,655	(1,976,926)
Foreign taxes payable	(529,805)	529,805
Prepaid expenses	(158,806)	(673,533)
Prepaid taxes	395,537	(505,058)
Other non-current assets	(339,711)	—
Accrued liabilities	(554,736)	(434,871)
Accounts payable	(2,754,574)	279,802
Receivable/payable with affiliates	(4,556,271)	3,494,962
Deferred revenue	(521,519)	(521,519)
Interest payable	815,254	2,166,388

Net cash provided by operating activities	41,339,206	71,301,705

Investing activities
Purchases of property, plant and equipment	(173,287)	(281,225)

Net cash used in investing activities	(173,287)	(281,225)

Financing activities
Payments of notes payable	(22,310,000)	—
Payments of shareholder loans	—	(205,000,000)
Dividends paid	—	(56,715,614)
Acquisition of interest rate cap	—	(3,300,000)
Loan proceeds received	—	230,000,000
Additions to deferred financing costs	(190,041)	(22,671,485)
Changes in restricted cash and cash equivalents	(18,698,887)	(48,719,688)

Net cash used in financing activities	(41,198,928)	(106,406,787)

Net decrease in cash and cash equivalents	(33,009)	(35,386,307)
Cash and cash equivalents, beginning of year	127,566	35,513,873

Cash and cash equivalents, end of year	$94,557	$127,566

Supplemental Disclosures of Cash Flow Information
Foreign income taxes paid	$1,532,899	$1,790,735
Interest paid	$9,253,859	$—
See accompanying notes.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements
December 31, 2004 and 2003
1. Organization and Description of Business
WilPro Energy Services (PIGAP II) Limited (the Company) was incorporated in the Cayman Islands in July 1998. The Company provides installation, engineering, procurement and construction services, as well as operation and maintenance services for natural gas compression facilities at the Santa Bárbara/Pirital oil field property of PDVSA Petróleo, S.A. (PDVSA), formerly PDVSA Petróleo y Gas, S.A., in Venezuela. Williams International PIGAP Limited, a subsidiary of Williams International Company, owns all 70 outstanding Class A common shares, and Hanover Cayman Limited (a wholly owned subsidiary of Hanover Compression Limited Partnership), owns all 30 Class B common shares of the Company.
The Company has entered into a services contract with PDVSA. Under the terms of this contract, the Company designed and built a high-pressure plant, which was completed in August 2001, and renders natural gas compression services on behalf of PDVSA at the Company’s own expense and risk. The contract has an initial term of 20 years. After this term, PDVSA is under no obligation to receive these services. The services rendered by the Company generate a service fee from PDVSA, which is the primary source of revenue for the Company. The Company does not require collateral for credit extended to PDVSA. At the end of the contract, PDVSA has the option to 1) renew the current service agreement, allowing the Company to retain ownership of the assets, 2) purchase the PIGAP II assets at book value, which is expected to be an insignificant amount, and either retain the Company under an operations and management agreement or terminate its relationship with the Company, or 3) require the Company to dismantle the assets and restore the land to its original condition.
2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in those financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Cash and Cash Equivalents
Cash and cash equivalents include demand and time deposits, certificates of deposit and other marketable securities with maturities of three months or less when acquired.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents within current assets consists primarily of bank accounts restricted under the Company’s loan agreement with Overseas Private Investment Corporation (OPIC), ABN AMRO Bank N.V., and Istituto per i Servizi Assicurativi del Commercio Estero (SACE) (see Note 6) for receipt of revenue, payment of operating and maintenance expenses, distributions to shareholders and funding for the next semi-annual debt principal and interest payment. Restricted cash and cash equivalents within noncurrent assets consists primarily of bank accounts restricted under the loan agreement with OPIC and SACE for six months of principal and interest payments and an uninsured loss reserve. The Company does not expect these cash and cash equivalents to be released within the next twelve months.
Accounts Receivable
Accounts receivable are carried on a gross basis, with no discounting, less the allowance for doubtful accounts. No allowance for doubtful accounts is recognized at the time the revenue, which generates the accounts receivable, is recognized. An allowance for doubtful accounts is not common for the Company as it only has one customer. However, management assesses the collectibility of accounts receivable based on existing economic conditions and contractual terms with its client. Receivables are considered past due if payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.
Derivative instruments
During 2003, the Company entered into an interest rate cap agreement to hedge the interest rate risk associated with its loan agreement. This derivative instrument protects against increases in the LIBOR interest rates above 5.85 percent. This derivative is reflected on the balance sheet at fair value and has been designated in a cash flow hedging relationship. The effective portion of the change in fair value is reported in other comprehensive income and reclassified into earnings in the period in which the hedged

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
item affects earnings. To match the underlying transaction being hedged, derivative gains or losses reclassified into earnings are recognized in interest expense. The hedging relationship is regularly evaluated to determine whether it is expected to be, and has been a highly effective hedge. Forecasted transactions designated as the hedged item are regularly evaluated to assess whether they continue to be probable of occurring. During 2004, there are no amounts excluded from the effectiveness calculation and no hedge ineffectiveness. As of December 31, 2004, the Company has hedged future cash flows associated with interest payments for 12 years, and, based on recorded values at December 31, 2004, no significant gains or losses are expected to be reclassified into earnings within the next year.
Property, Plant and Equipment
Property, plant and equipment is recorded at historical cost. The carrying value of these assets is based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values. Improvements increasing useful lives are added to the cost of the corresponding assets, while the cost of repairs and maintenance are charged to expense as incurred. All spare parts inventory items in excess of $2,500 are capitalized and recorded at historical cost and expensed upon usage. Depreciation is recorded using the straight-line method over estimated useful lives. An estimated useful life of 20 years is used for natural gas compression plant facilities and an estimated useful life of 5 years is used for all other property, plant and equipment.
Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The Company has not recorded an asset retirement obligation based on a 100% probability assessment that PDVSA, under the contract terms, will obtain the Pigap II facility and assume all retirement obligations at the end of the contract term.
In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143, to clarify certain terms and requirements of SFAS No. 143. The Company does not anticipate any material impact to its financial position or results of operations in 2005.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Revenue Recognition Policy
The Company recognizes revenue for services in the period they are performed. On December 27, 2002, the Company received $10.3 million from PDVSA for achieving specified production levels within a certain number of days after the facility became operational. The payment is a part of the 20-year services agreement with PDVSA. The Company has recorded the payment as deferred revenue and is recognizing the revenue on a straight-line basis over the life of the contract.
Impairment of Long-lived Assets
The evaluation for impairment of assets is done on an individual asset or asset group basis when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. When such a determination has been made, management’s estimate of undiscounted future cash flows attributable to the assets is compared to the carrying value of the assets to determine whether impairment has occurred. If an impairment of the carrying value has occurred, the amount of the impairment recognized in the financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.
Provision for Severance Benefits
The Company is liable for employee severance benefits, which are a vested right of workers under the Venezuelan Labor Law. These benefits are accrued as service is rendered and transferred monthly to a trust fund on behalf of each worker.
Foreign Currency
The functional currency of the Company is the U.S. dollar. Transactions denominated in currencies other than the U.S. dollar are recorded based on exchange rates at the time such transactions take place. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in the statements of income.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Income Taxes
Deferred foreign income tax is computed using the liability method and is provided on all temporary differences between the financial basis and tax basis of the Company’s assets and liabilities. Management’s judgment and income tax assumptions are used to determine the levels, if any, of valuation allowances associated with deferred foreign tax assets.
Change in Presentation
Certain prior year amounts have been reclassified to conform with the current year presentation.
3. Risks and Uncertainties
The Company relies on the Venezuelan oil and natural gas industry and is exposed to the operating, geographical and financial risks relevant to this industry. Geographical risks are generated by the political, legal, social and economic conditions of the country. Throughout 2004 and 2003, Venezuela endured abnormal levels of instability in the economic, political, and social environment. On February 4, 2003, the Venezuelan government established a currency exchange control. As a result, there was a 14 percent devaluation of the Venezuelan Bolivar with respect to the U.S. Dollar during 2003 and a 20 percent devaluation in 2004. The exchange rate at December 31, 2004 and 2003 was 1920 and 1600 Venezuelan Bolivars to 1 U.S. dollar, respectively.
Since December 31, 2004, the Venezuelan Bolivar has declined an additional 12 percent to 2150 in March 2005. The impact of the devaluation on the Company’s financial statements is minimized by the fact that the Company holds most of its cash in U.S. Dollars.
In December 2002, a national strike was initiated that included the majority of the economic and productive sectors, including the oil industry, which contributes a substantial amount of foreign currency income to the country. The national strike continued until the beginning of February 2003. This situation caused a strong economic tapering in the business environment resulting in shortages of consumer products and fuel. In addition, PDVSA experienced considerable changes in management and

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
3. Risks and Uncertainties (continued)
organizational structure. However, the Company’s operations were proven to be critical and strategic to the oil production of PDVSA during and in the period since the national strike ended.
The Venezuelan economy has been considered hyper-inflationary in the past, but it was no longer considered hyper-inflationary as of January 1, 2002. The inflation rate for Venezuela was 19 percent in 2004, compared to 27 percent in 2003, and 31 percent in 2002. The impact of inflation on the Company’s financial results is minimized by contractual terms that allow for tariff increases commensurate with inflation.
There is no certainty of the future political and economic conditions or the impact changes in such conditions may have on laws affecting taxes, exchange rates, currency convertibility, environmental and labor regulations, repatriation of profits and capital return. If the current conditions persist, the Company’s economic, financial and operational capacity could be somehow affected, as well as its organizational structure. However, the conditions in the Company’s contract with PDVSA provide for adjustments for inflation, tariffs paid to the Company in U.S. dollars, and significant fixed tariffs not affected by low volumes from PDVSA. As a result, management believes the impact should not be significant.
4. Related Party Transactions
The Company is a member of a group of related companies and has transactions with other related companies based on specified terms. The Company receives or has received technical and personnel assistance from Hanover Cayman Limited Partnership and Williams International Company, a subsidiary of The Williams Companies, Inc. During 2004 and 2003, Hanover Cayman Limited Partnership and Williams International Company did not charge the Company for the technical assistance they provided.
The Company reimburses shareholders and affiliated companies (including WilPro Energy Services (El Furrial) Limited, Williams International Venezuela Limited, and Williams International Services Company, which are all subsidiaries of Williams International Company) for amounts remitted and expenses incurred on behalf of the Company. In addition, the Company receives reimbursements from shareholders and affiliated companies for amounts the Company has remitted on their behalf.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
4. Related Party Transactions (continued)
Payables with shareholders and other affiliated companies at December 31 are as follows:

	2004	2003

Williams International Services Company	197,099	757,548
WilPro Energy Services (El Furrial) Limited	168,182	4,164,004

	$365,281	$4,921,552

5. Property, Plant and Equipment
At December 31, property, plant and equipment are as follows:

	2004	2003

Natural gas compression plant facilities	$309,317,074	$309,268,563
Rotables and other spare parts	7,247,363	7,100,835
Vehicles	578,670	626,270
Computer software and equipment	309,520	298,961
Other	147,312	167,749

	317,599,939	317,462,378
Accumulated depreciation	(52,784,748)	(36,825,373)

	$264,815,191	$280,637,005

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
6. Notes Payable
At December 31, long-term notes payable are represented as follows:

	2004	2003

Overseas Private Investment Corporation:
6.62% note payable, due in semi-annual payments plus interest through September 15, 2016	$112,875,000	$125,000,000

ABN AMRO Bank N.V.:
Variable rate note payable, due in semi-annual payments plus interest through September 15, 2016	94,815,000	105,000,000

	207,690,000	230,000,000

Current portion	22,310,000	22,310,000

	$185,380,000	$207,690,000

In October 2003, the Company received funding under loan agreements with OPIC and ABN AMRO Bank N.V. SACE provides a guarantee on behalf of ABN AMRO Bank N.V. for which the Company paid an $18 million fee which is being amortized over the life of the loan. Interest on the note payable to ABN AMRO Bank N.V. is based on the six-month LIBOR rate plus 0.8 percent (2.86 percent at December 31, 2004). These notes are secured by the physical assets and common stock of the Company. Under the terms of the agreement, the Company maintains various restricted bank accounts. The use of each account is restricted for a specific use including receipt of revenue, payment of operating and maintenance expenses, debt service, uninsured loss reserve, and distributions to shareholders. The loan agreement contains various other restrictive covenants and commitments, including limitations on additional indebtedness, payment of dividends, asset sales and leasing activities.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
6. Notes Payable (continued)
Aggregate minimum maturities of long-term debt each of the next five years is as follows:

2005	$22,310,000
2006	22,310,000
2007	22,310,000
2008	23,000,000
2009	26,220,000
On July 20, 2004 the Company received a notice of default from PDVSA relating to certain operational issues alleging non-compliance under the Company’s services agreement. The Company does not believe there is a basis for such notice. The notice of default from PDVSA could have resulted in an event of default with respect to project loans totaling $207,690,000. On January 10, 2005, the Company obtained a waiver from the lenders concerning the notice of default from PDVSA. The waiver will immediately terminate if PDVSA takes any action evidencing their intention to pursue any right or remedy for the alleged event of default. To date, PDVSA has not taken any action, nor given any indication they will take any action, to pursue any such right or remedy relating to this matter. Moreover, in February of 2005, PDVSA provided the Company with a letter confirming there is no current event of default under the services agreement. Since there is no current event of default, the Company will continue to classify this debt as non-current on its balance sheet.
7. Income Taxes
The Company is subject to Venezuelan corporate income taxes at a 34 percent tax rate on taxable income. Taxable income differs from financial income principally due to adjustments for the difference in reporting currency for book and tax purposes, differences in depreciable lives, and certain permanent differences. Tax losses may be carried forward three years. Venezuelan tax law requires a company that had been operational for more than three years to pay the higher of income tax or business asset tax. Business asset tax was assessed at 1 percent of the average value of the Company’s assets revalued for tax purposes and was repealed as of September 1, 2004.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
7. Income Taxes (continued)
Significant components of deferred taxes at December 31 are as follows:

	2004	2003

Deferred tax liabilities:
Property, plant and equipment	$16,733,000	$11,364,000

Debt financing costs	3,023,000	1,869,000

Total deferred tax liabilities	19,756,000	13,233,000

Deferred tax assets:
Investment tax credit carryforward (ITC)	779,285	16,935,000
Mark to market on interest rate cap	699,000	189,000
Net operating loss carryforward (NOL)	13,105,468	14,804,000
Business asset tax carryforward (BAT)	526,102	530,000
Deferred revenue	3,672,000	3,672,000

	18,781,855	36,130,000
Valuation allowance	(14,410,855)	(32,269,000)

Total deferred tax assets	4,371,000	3,861,000

Net deferred tax liability	$15,385,000	$9,372,000

For the year 2004 the Company applied a valuation allowance against its investment tax credit carryforwards, business asset tax carryforward and net operating loss carryforward, and in 2003 against its investment tax credit carryforwards and net operating loss carryforward. The valuation allowance was established because management is unable to conclude that it is more likely than not that they will be realized during the carryforward period due to the Company’s current tax paying position and the uncertainty associated with the impact of inflation accounting and currency devaluation.
In 2003, the Company’s provision for foreign income tax of $6,464,000 consisted of a business asset tax of $530,000 and a deferred provision of $5,934,000. In 2004, the provision for foreign income tax consists of a deferred provision of $6,523,000. In 2004, the Company’s effective tax rate is lower than the expected statutory rate primarily due to inflation adjustments offset by the utilization of ITC carryforwards in the amount of $9,451,000. At December 31, 2004, the Company adjusted the NOL, ITC and BAT credit carryforwards for inflation, which resulted in an increase in the carryforward balances available for use in future years in the amount of $7,932,000.

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
7. Income Taxes (continued)
At December 31, 2004, the Company had ITC carryforwards that expired in the amount of $6,590,000 and adjusted ITC carryforwards of $779,000, of which $767,000 expire in 2005, $11,000 expire in 2006 and $1,000 expire in 2007. The Company has an adjusted net operating loss carryforward of $38,545,000, which expires in 2005. The Company had adjusted business asset tax carryforwards of $526,000, which expire in 2006.
8. Financial Instruments
The Company used the following methods and assumptions in estimating its fair-value disclosures for financial instruments:
Cash and cash equivalents and restricted cash and cash equivalents: The carrying amounts reported in the balance sheet approximate fair value due to the short-term maturity of the underlying instruments.
Derivative asset: Fair value is determined by discounting estimated future cash flows using forward-interest rates derived from the year-end yield curve. Fair value was calculated by the financial institution that is the counterparty to the interest rate cap derivative.
Notes payable: The fair value of the fixed rate long-term note was determined based on prices of similar securities with similar terms and credit ratings. The Company used the expertise of an outside investment banking firm to estimate the fair value of this note. The carrying amount of the variable rate long-term notes reported in the balance sheet approximates fair value as this note has an interest rate approximating market.

	2004		2003
	Carrying		Carrying
Asset (liability)	amount	Fair value	amount	Fair value

Cash and cash equivalents	$94,557	$94,557	$127,566	$127,566
Restricted cash and cash equivalents	67,418,575	67,418,575	48,719,688	48,719,688
Derivative asset	1,244,132	1,244,132	2,745,108	2,745,108
Notes payable	(207,690,000)	(225,943,010)	(230,000,000)	(254,513,750)

WilPro Energy Services (PIGAP II) Limited
Notes to Financial Statements (continued)
9. Commitments
At December 31, 2004 and 2003, the Company had three unused irrevocable standby letters of credit for $28 million, $12 million and $5 million issued in favor of PDVSA. The letters of credit renew automatically each year and were issued in connection with the service agreement between the Company and PDVSA. The letters of credit cannot be drawn upon unless the Company defaults on their agreement with PDVSA as outlined in the service agreement.